Public Notice for Closing of the Shareholders Registry

Pursuant to Article 354 of the Commercial Act of Korea and Article 15 of the Articles of Incorporation of the Company, the Company will not alter any entries contained in the Shareholders Registry. During the Closed Period (as detailed below), any alterations in the Shareholders Registry, including the change of shareholder’s name, establishment or cancellation of the right of pledge and establishment or cancellation of trust property, will be suspended.

1. Purpose: to finalize the list of shareholders eligible to receive interim dividend for the 2010 fiscal year
2. Record date for interim dividend: June 30, 2010
3. Closed Period: July 1, 2010 ~ July 14, 2010